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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8- 67335

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WJ Lynch Investor Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Boylston St., Ste T2
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Stulb 617 247-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

53 State ST., 17th Flr	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Christopher C. Stulb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WJ Lynch Investor Services, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TIFFANY L. ANNING
Notary Public
Commonwealth of Massachusetts
My Commission Expires
November 22, 2024

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WJ LYNCH INVESTOR SERVICES, LLC

Statement of Financial Condition

DECEMBER 31, 2018

WJ LYNCH INVESTOR SERVICES, LLC

Statement of Financial Condition

December 31, 2018

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of WJ Lynch Investor Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of WJ Lynch Investor Services, LLC (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2014.

Marcum LLP

Boston, MA
February 27, 2019

WJ LYNCH INVESTOR SERVICES, LLC

Statement of Financial Condition

December 31, 2018

Assets

Cash	$ 13,549
Accounts receivable	799,052
Other current assets	11,233
Total Assets	**$ 823,834**

Liabilities and Member's Equity

Accounts payable	$ 4,879
Due to Parent	478,581
Total Liabilities	**483,460**
Commitments and Contengencies (Note 4)	
Member's equity	340,374
Total Liabilities and Member's Equity	**$ 823,834**

The accompanying notes are an integral part of this financial statement.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statement

December 31, 2018

Note 1 - **Business Operations and Summary of Significant Accounting Policies**

Business Operations
WJ Lynch Investor Services, LLC (the "Company"), a Delaware company operating in perpetuity, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulation Authority ("FINRA"). The Company markets and sells bank-owned and corporate-owned life insurance products and consulting services for executive benefit programs to its institutional clients.

The Company is a limited liability corporation located in Massachusetts and is a wholly owned subsidiary of WJL Associates, Inc. (the "Parent").

Management Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Accounts Receivable
Accounts receivable represents amounts due from commissions and consulting fees. No allowance has been provided for accounts receivable because management believes all amounts are collectible.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statements

December 31, 2018

Note 1 - **Business Operations and Summary of Significant Accounting Policies – Continued**

Income Taxes
The Company is organized as a limited liability company. Accordingly, no provision or liability for Federal or state income taxes is reflected in the accompanying financial statements; instead, the net income or net loss is allocated to the member and is included on the member's income tax returns and subject to income taxes accordingly.

Recently Adopted Accounting Pronouncement
The Company adopted ASC Topic 606, Revenue from Contracts with Customers, on January 1, 2018 using the modified retrospective approach and has determined there was no cumulative-effect adjustment to opening member's equity.

Fair Value of Financial Instruments
The Company's financial instruments consist principally of cash, accounts receivable and accounts payable. The Company believes the recorded values for accounts receivable and accounts payable approximate current fair values as of December 31, 2018 because of their short-term nature and durations.

Note 2 - **Related Party Transactions**

Shared Expense Allocation Agreement
Through an agreement with the Parent, the Company is allocated certain operating expenses including occupancy, professional services, communications and data processing, advertising and employee benefits. The Company is allocated 65% of the allocable expenses and the Parent is allocated 35% of the allocable expenses. The amount due to the Parent was approximately $479,000 as of December 31, 2018. It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among unrelated parties.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statements

December 31, 2017

Note 3 - **Risks, Uncertainties and Concentrations**

Major Customers
During the year ended December 31, 2018, the Company had three insurance carriers that represented approximately 81% of the accounts receivable balance at December 31, 2018.

Concentration of Risk
The Company maintains cash balances at a financial banking institution, and at times during the year these balances may exceed the federally insured limit. Management monitors the financial condition of this banking institution, along with its balances in cash, to keep this potential risk at a minimum.

Subsequent Events
The Company has evaluated subsequent events through the date the financial statement was issued.

In February 2016, the FASB issued ASU No. 2016-02 (ASC Topic 842), which is guidance on accounting for leases. ASU No. 2016-02 requires lessees to recognize most leases on their balance sheets for the rights and obligations created by those leases. The guidance requires enhanced disclosures regarding the amount, timing, and uncertainty of cash flows arising from leases and will be effective for interim and annual periods beginning after December 15, 2018. Early adoption is permitted. The guidance requires the use of a modified retrospective approach. The Company has completed its assessment and has determined that there will not be a cumulative-effect adjustment to opening retained earnings as the Company has not entered into any lease agreements upon adoption on January 1, 2019. The Company is, however allocated occupancy expenses from a related party entity; see Note 2 – Related Party Transactions.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statements

December 31, 2017

Note 4 - **Commitments and Contingencies**

Indemnifications
The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

Litigation and Claims
The Company may be subject to claims and litigation in the normal course of business. The Company is not aware of any pending or threatened litigation, claims or assessments or unasserted claims of assessments that would have a material adverse effect on the Company's financial statements.

Note 5 - **Net Capital**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). Pursuant to the Rule, the Company is required to maintain a minimum net capital of 6 2/3% of aggregate indebtedness as defined or $5,000 minimum dollar requirement, whichever is greater, and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of December 31, 2018, the Company had net capital of $164,892 exceeding the minimum net capital requirement of $32,232 by $132,660. At December 31, 2018, the Company had a ratio of aggregate indebtedness to net capital of 2.93 to 1.

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Member
Of WJ Lynch Investor Services, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by WJ Lynch Investor Services, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2018, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management of the Company is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2018 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, noting no differences;

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2018 to supporting schedules and working papers, including revenue summary by revenue classification worksheet, noting no differences;

Marcum LLP ▪ 53 State Street ▪ 17th Floor ▪ Boston, Massachusetts 02109 ▪ Phone 617.807.5000 ▪ Fax 617.807.5001 ▪ marcumllp.com

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2018 and in the related schedules and working papers, including revenue summary by revenue classification worksheet that was agreed to the Company's trial balance in total, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, MA
February 27, 2019

Schedule of Form SIPC-3 Revenues for the year ended December 31, 2018

Amount ($)	Business activities through which revenue was earned
$0	Business conducted outside the United States and its territories and possessions
$0	Distribution of shares of registered open end investment companies or unit investment trusts
$0	Sale of variable annuities
$7,130,991	Insurance commissions and fees
$0	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$0	Transactions in securities futures products
$7,130,991	**Total Revenues**